[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 28, 2025

U.S. Securities and Exchange Commission 100 F Street NE Washington DC 20549 Attn: Eileen Smiley

RE:	Preliminary Proxy Statements, filed on March 10, 2025 by NXG Cushing® Midstream Energy Fund (File No. 811-22072) and NXG NextGen Infrastructure Income Fund (File No. 811-22499)

Dear Ms. Smiley:

Thank you for your supplemental telephonic comments received on March 21, 2025 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Cushing® Midstream Energy Fund (“SRV”) and NXG NextGen Infrastructure Income Fund (“NXG” and together with SRV, each a “Fund” and together the “Funds”), filed on March 10, 2025 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Funds have considered your comments and have authorized us to make on their behalf the responses set forth below. Changes noted below will be reflected in the definitive proxy statement (the “Definitive Proxy Statement”) to be filed by the Funds. Capitalized terms not defined herein have the definitions set forth in each Preliminary Proxy Statement.

Comment 1	What is the anticipated timing of reaching the 60% interest threshold?

As noted in our prior response, based on current and projected assets under management and revenue of the Adviser, the Change of Control Event that would occur when NXG Cushing obtains a 60% economic interest in the Adviser is not likely to occur for five or more years. Accordingly, we have revised the Definitive Proxy Statement to apply only to the initial Change of Control Event that will occur when NXG Cushing acquires a 25% economic interest in the Adviser and not any future Change of Control Event resulting from the Adviser Ownership Plan.

Comment 2	In addition to the initial Change of Control Event at 25% ownership by NXG Cushing, what are other anticipated Change of Control Events will occur pursuant to the Adviser Ownership Plan? Will there be any change to governance of the Adviser upon NXG Cushing acquiring a 50% interest in the Adviser.

As noted in our prior response, no change in the management of the Adviser will occur when NXG Cushing obtains a 50% economic interest in the Adviser. At such time, Swank Capital will remain the sole general partner of the Adviser. As a result, the next Change of Control Event would occur when NXG Cushing obtains a 60% economic interest in the Adviser, at which point the general partner of the Adviser will change from Swank Capital to NXG Cushing.

Comment 3	Explain supplementally to the staff, given the uncertainty in the first and subsequent Changes of Control Events, how the proxy statement would comply with the currency of information required for approval of investment advisory agreements under Item 22(c) of Schedule 14A, including, but not limited to Items 22(c)(1), 22(c)(2), 22(c)(3) and 22(c)(6).

As noted above, we have revised the Definitive Proxy Statement to apply only to the initial Change of Control Event that will occur when NXG Cushing acquires a 25% economic interest in the Adviser and not any future Change of Control Event resulting from the Adviser Ownership Plan, which will remain subject to future shareholder approval. While the exact date of such initial Change of Control Event is not known, based on current assets under management and revenues of the Adviser, it is expected to occur during the second quarter of 2026.

With respect to the currency of information required by Item 22(c) of Schedule 14A, all such information will be provided as of recent dates prior to the date of the Definitive Proxy Statement. The terms of the Adviser Ownership Plan are fixed pursuant to a definitive agreement among Jerry Swank, Swank Capital and NXG Cushing which upon its terms will result in the initial Change of Control Event. The only unknown is the precise timing of the occurrence of such Change of Control Event. Between now and the occurrence of the initial Change of Control Event, no material changes are expected regarding the terms of the investment advisory agreement, the Adviser or the relationship between the Adviser and the Funds, other than in accordance with the Adviser Ownership Plan, as disclosed in the Proxy Statement.

With respect to the specific items identified in the Staff’s comment:

•	Item 22(c)(1) requires disclosure regarding certain terms of the current advisory agreement. The Funds state in the Preliminary Proxy Statement that “if there is a change from the facts described in this Proxy Statement that is material to shareholders of the Funds in the context of a vote on an investment advisory agreement, any shareholder approval received at the Meeting would no longer be valid to approve future investment advisory agreements that would otherwise be approved in the event of subsequent Change of Control Events.” Accordingly, if the current advisory agreement were to be terminated or materially amended (an action which itself would require shareholder approval) prior to the occurrence of the Change of Control Event, the Funds would not rely on the approvals set forth in this Proxy Statement, but would seek new approval of the then in effect advisory agreement.

•	Item 22(c)(2) requires disclosure of the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser. As disclosed in the Preliminary Proxy Statement, the sole general partner of the Adviser is Swank Capital and the chief executive officer of the Adviser is a member of the Management Group. Changes to the general partner or chief executive officer would similarly implicate the material change condition noted above.

•	Item 22(c)(3) requires disclosure of all parents of the Adviser. As noted in the Preliminary Proxy Statement, shareholder approval pursuant to the Proxy Statement would no longer apply if a “person or group acting together, other than the members of the Management Group, gains “control” (as defined in the 1940 Act) of NXG Cushing or the Adviser.” Therefore, any change in the parents of the Adviser would require new approval of then in effect advisory agreement.

•	Item 22(c)(6) requires disclosure of certain material interests of any director of the Funds in any material transactions or in any material proposed transactions, to which the Adviser or certain related parties of the Adviser was or is to be a party. No director has an interest in any such transaction. As disclosed in the Preliminary Proxy Statement the Funds will comply with the requirement that at least 75% of the relevant investment company’s board of trustees must not be “interested persons” (as defined in the 1940 Act) of the investment adviser or predecessor adviser.

Comment 4	Supplementally provide an analysis of the transactions under Rule 15a-4 and why the Adviser cannot enter into an interim contract, and seek approval of a new contract during the 150 day period specified in Rule 15a-4, including the legal basis to extend this approval period beyond the 150 day period set forth in Rule 15a-4.

As noted in our prior response, the Adviser Operating Agreement requires the funds managed by the Adviser, including the Funds, to obtain approvals of new advisory agreements before the interest of NXG Cushing in the Adviser may exceed 24.99%. Because of this provision of the Adviser Operating Agreement, it would not be feasible to wait until after such Change of Control Event and cause the Funds to enter into interim contracts pursuant to Rule 15a-4 and seek shareholder approval of new contracts during such interim period, nor does the Board of the Funds believe that doing so would be in the best interest of the Funds and their shareholders. Therefore, Fund management and the Boards of the Funds have determined that it would be in the best interest of the Funds and their shareholders to seek approval of new advisory agreements at the 2025 annual meeting of shareholders. The Funds are not relying on Rule 15a-4 and therefore are not seeking to extend the interim period provided for by Rule 15a-4. Instead, as is typical in transactions involving investment advisers to funds that result in change of controls, the Funds are seeking shareholder approval between the signing of a definitive agreement and the closing of the transaction that will result in a change of control. The Funds have determined that it would be in the best interest of the Funds and their shareholders to seek approval of new advisory agreements at the 2025 annual meeting of shareholders to provide shareholders with certainty regarding the continuity of advisory services for the Funds and avoid the potential investor confusion associated with an additional special meeting of shareholders and related proxy solicitation occurring shortly before the 2026 annual meeting of shareholders.

Comment 5	Is there a definitive time for the occurrence of the initial Change of Control Event?

As noted in our prior response, Jerry Swank, Swank Capital and NXG Cushing have entered into a definitive agreement which by its terms will result in the Change of Control Event. No party retains any discretion as to when or whether such Change of Control Event will occur. However, the exact timing of the occurrence of such Change of Control Event is subject to market factors outside of the control of any party. Based on current and projected assets under management and revenue of the Adviser, such initial Change of Control Event is expected to be triggered by the payments to Jerry Swank that will occur during the second quarter of 2026.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Blake Nelson Chief Financial Officer and Treasurer of each Fund

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